Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

August 31, 2006

Re:	Accredited Mortgage Loan REIT Trust

Form 10-K for fiscal year ended December 31, 2005

File No. 1-32276

Dear Mr. Forgione:

We are in receipt of your letter dated August 3, 2006 on behalf of the Securities and Exchange Commission (“SEC”), setting forth the SEC’s comments on the Accredited Mortgage Loan REIT Trust (“REIT”) Form 10-K for fiscal year ended December 31, 2005 (the “10-K”). In order to provide sufficient time to research and review the comments, we requested and received from Howard Efron, the Staff Accountant referenced in your letter, an extension for the filing of our responses through September 1, 2006. In connection with the completion of our review, the original SEC comments specified in your letter as well as our responses have been set forth below for ease of reference.

Business, page 6

1.	We note your disclosure which indicates that your mortgage loans have borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Please disclose, within Management’s Discussion and Analysis of Financial Condition and Results of Operations, the dollar amount and percentages for each sub-category including interest only loans, optional principal payment loans (e.g. freedom loans), minimum payment loans, etc. Additionally, disclose interest added to principal loan balances for applicable loan sub-categories, disclose your loan to value ratios and discuss the impact of these loan products on your overall loan to value ratios and related risks.

At December 31, 2005, mortgage loans held for investment totaled approximately $6.2 billion of which approximately $908.9 million were non-amortizing at their inception for

Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

a limited period of time before full amortization begins. These loans were structured as interest only for the first two or three years of their life and totaled 14% of the portfolio at December 31, 2005.

More specifically, the non-amortizing loans consist of variable rate 2-year and 3-year interest only loans of approximately $815.7 million and $93.2 million of fixed rate 5-year interest only loans. The interest only loans automatically convert to fully amortizing 30-year loans after the initial term. The loans held for investment portfolio does not contain optional payment loans, minimum payment loans or loans that have interest added to principal (negative amortization loans). The weighted average loan to value ratio of the non-amortizing loans was 79% compared to the overall loan to value ratio of the portfolio of 78%.

Because the loans in question are non-amortizing for a short portion of their scheduled lives and the loan to value ratio of those loans is in line with the overall portfolio loan to value ratio, we do not believe that these loans have a significant impact on the overall risk assessment of our mortgage loans held for investment portfolio.

Based upon the facts listed above, we do not believe that additional disclosure in the 10-K is necessary for these products at this time. We will continue to monitor the portfolio and in the event that these products become significant or have a significant impact on the loan to value ratios or the related risks, we will disclose the amounts and the impact on the portfolio within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Provision for Losses, page 34

2.	Your disclosure here and in your business section should describe your accounting policy for determining the amount of the allowance in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied. In future filings, please revise to provide a more robust discussion of the different elements in your allowance, the amount of each element and how you applied your methodology in determining the amount of each specific element. For example only, the elements described may include losses based upon specific evaluations of known losses on individual loans and estimated unidentified losses on pools or groups of graded loans. If your loans are grouped by pool to estimate unidentified probable losses, you should disclose the basis for those groupings and describe the methods you use for determining appropriate loss factors to be applied.

Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

In future annual filings we will revise our disclosure to provide a more robust discussion of the various elements included in the allowance and our methodology for determining the amount of each specific element.

Financial Statements

General

3.	Please provide Schedule IV – Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X.

We believe that Schedule IV – Mortgage Loans on Real Estate is not required in our situation by Regulation S-X. Specifically, Rule 5-04 (which specifies the persons required to file Exhibit IV as prescribed by Rule 12-29 of Regulation S-X) calls for the filing of Schedule IV by companies for which a substantial portion of their business is acquiring and holding for investment real estate or interests in real estate. Our business relies on real estate only as collateral for the mortgage loans held by us. We are in the business of holding portfolios of mortgage loans and not in the business of acquiring real estate or holding direct interests in real estate.

The following excerpt appears in the 10-K and accurately describes the nature of our business (See Item 1. Business, “Description of Our Business,” “General”).

Our principal business objective is to acquire, hold and manage mortgage assets that will generate net income for distribution to our shareholders. In order to preserve our status as a real estate investment trust under the Internal Revenue Code, substantially all of our assets will consist of retained interests and other qualified real estate investment trust assets of the type set forth in Section 856(c)(5)(B) of the Internal Revenue Code.

Statements of Cash Flows, page F-7

4.	We note that payments of common and preferred stock dividends have exceeded net cash provided by operating activities during each of the periods provided in your statements of cash flows. Please discuss the source(s) of these excess distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and

Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Results of Operations, as distributions in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

The payment of preferred and common stock dividends has exceeded net cash provided by operating activities during each of the periods presented in our statement of cash flows included in our 10-K.

In order to maintain our qualification as a REIT, we are required to distribute 90% or more of our taxable income to our sole common shareholder, Accredited Home Lenders, Inc. Because our taxable income is measured on a quasi-cash basis, there can be a significant difference between our reported results under generally accepted accounting principles and our US federal taxable income for the same period. This is the reason our dividend distributions for 2005 and 2004 have exceeded our net cash provided by operating activities. It should be noted that over time our reported book results and taxable income will be substantially equivalent. As such, over the long term our cash flows from operations should be sufficient to satisfy our common dividend requirements calculated on the basis of taxable income. Cash required for the payment of common and preferred stock dividends in excess of net cash provided by operating activities would be advanced by Accredited Home Lenders, Inc.

We will expand the liquidity discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations in filings for future periods to include a discussion of the information presented in the preceding paragraph.

* * * * *

In connection with our responses to your letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the REIT 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the REIT 10-K; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ John S. Buchanan
John S. Buchanan
Chief Financial Officer